Jonathan R. Zimmerman	Faegre Baker Daniels LLP
Partner	2200 Wells Fargo Center • 90 South Seventh Street
jon.zimmerman@FaegreBD.com	Minneapolis • Minnesota 55402-3901
Direct +1 612 766 8419	Phone +1 612 766 7000
Fax +1 612 766 1600

By EDGAR and Federal Express

January 25, 2016

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:          Tactile Systems Technology, Inc. (the “Company”)

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted December 31, 2015

CIK No. 0001027838

Dear Ms. Ravitz:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Amanda Ravitz, dated January 21, 2016 (the “Comment Letter”), to the revised Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on December 31, 2015.

The Company is concurrently publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”).  We have enclosed for your reference two courtesy copies of the Registration Statement in a version marked to show changes from the draft submitted confidentially on December 31, 2015.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.  All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Graphics

1.                                      It is not clear from the face of the graphic what is meant by “Clinically Proven.” Please revise to remove this language.

Company Response: In response to the Staff’s comment, the Company has removed the words “Clinically Proven” from this graphic.

Our Competitive Strengths, page 4

2.                                      We note your response to prior comment 3. However, please include disclosure that your system was not compared to an advanced pneumatic compression device in any of your clinical studies or advise.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 5 of the Registration Statement to disclose that the studies do not compare the Flexitouch System with other advanced pneumatic compression devices.

Stock-Based Compensation, page 85

3.                                      In response to comment 6, you state that based on feedback received in 2015, you revised your original 2015 fair value determinations but did not adjust any prior periods. Please explain in more detail why you concluded that your original 2015 fair value determinations required revision, the nature of the feedback received, and how the changes impacted your original valuation methodologies. For example, explain if you revised assumptions or added additional valuation methodologies in determining the fair value of your common stock. Tell us why these changes to correct your 2015 valuations should not also be considered for prior period valuations.

Company Response: As noted in the prior response, the Company historically utilized a market approach valuation method for its 2014 valuations and used a combination of the market approach valuation method and the income approach valuation method for its 2015 valuations.  In 2015, the Company seriously considered the prospect of pursuing an initial public offering.  At this time, the Company began interviewing investment banks to serve as underwriters in connection with a potential initial public offering process and, as 2015 progressed, the Company began working in earnest with the proposed lead underwriters to prepare for this proposed offering.  In connection with these activities, the lead underwriters prepared a summary valuation of the Company to assist the board of directors as it considered whether to pursue the proposed offering.  The summary valuation was provided based on the Company’s performance through the second quarter of 2015 and was primarily a comparable company and comparable transaction review.

Based on this summary valuation, the Company reviewed its fair value determinations for 2015, effectively modifying its valuation approach for 2015 to include the summary valuation from the lead underwriters as a factor in determining fair value, along with the other approaches previously considered.  Based on the information received, the Company revised its fair value to $200 million for 2015 equity awards.  The initial valuation performed as of December 31, 2014, using the market approach valuation method and the income approach valuation method, did not consider the additional summary valuation provided by the lead underwriters.  The Company’s methodology effectively changed from the valuation methodology described previously in the draft registration statement to this three pronged analysis.  Therefore, the Company made the conservative decision to use a $200 million fair value for awards granted in 2015.

The Company also considered whether to adjust the fair value for its 2014 equity awards.  The Company noted that it had received no summary valuation from the lead underwriters in 2014 and it had not actively considered an initial public offering throughout 2014.  In addition, 304,000 of the 441,500 stock options granted in 2014 were granted on January 22, 2014, and 62,500 were granted on June 17, 2014.  These awards were made over a year prior to the summary valuation received in 2015.  Since no summary valuation was undertaken in 2014, 83% of the options granted in 2014 were granted in the first half of the year and the Company’s performance had materially improved from 2014 to 2015 when the valuation feedback was received (revenue growth of 40% in the first six months of 2015 as compared to 2014), the Company did not make any changes to its 2014 common stock fair value or prior periods.

4.                                      Further, to help explain the reasonableness of the increase in your valuation from 2014 to 2015 please address the following:

•                  Tell us why the increase in your revenues during 2014 did not result in an increasing valuation during this period. We note that you valued your common stock at the same amount for all 2014 grants.

•                  Tell us why it was reasonable to use different valuation methodologies and different comparable companies for the 2014 grants versus 2015 grants.

•                  Tell us why it was reasonable to use a valuation report as of September 30, 2013 to value all of your grants in 2014 and use a valuation report as of December 31, 2014 to value all of your grants in 2015.

Company Response:  The Company utilized the valuation methodologies outlined previously to determine the fair value of the Company’s common stock as $0.34 as of September 30, 2013.  The Company’s board of directors noted that the Company’s revenues were anticipated to increase, and did increase organically during 2014; therefore, the board of directors increased its common stock fair value to $0.48 for 2014, which was a 41% increase over the fair value determined on September 30, 2013.  The Company’s stock option awards in 2014 were 304,000 on January 22, 2014, 62,500 on June 17, 2014 and 75,000 on September 23, 2014.  All of these stock options were granted with an exercise price of $0.48.  The Company believes it is reasonable to use a September 30, 2013 valuation report to value its 2014 stock option grants, because the board of directors did increase the fair value of the common stock by 41%, based on increasing revenues and because the majority of the stock options were issued in January and June 2014.

The Company reviews its valuation methodologies and comparable companies prior to the preparation of each valuation report or when events occur that indicate a change may be necessary.  For the December 31, 2014 valuation report, the Company updated its comparable company mix as the size of the Company had increased and its product base was more diversified.  The Company historically reconsiders its comparable company mix to ensure it is using a mix that the board of directors believes provides high quality comparable companies to the Company at the time the analysis is performed.  In addition, for the December 2014 report, the Company considered the methodology utilized in 2014 and determined it was appropriate to add the income approach (i.e. discounted cash flow analysis) to the methodologies utilized.

For 2015 stock option grants, the Company granted awards with a $1.50 exercise price, a 17% premium to the $1.28 common stock valuation as of December 31, 2014.  However, as noted above, the market price of the Company’s common stock used in the calculation of stock option compensation expense was revised to $4.00 (a $200 million fair value for the Company) as a result of events that occurred during 2015 and which were not considered in the December 31, 2014 common stock valuation.  The revised fair value was used for all stock option grants in 2015 because all 473,000 stock option grants in 2015 were granted between February 2, 2015 and June 24, 2015, with 72% of them being granted on February 2, 2015.  For 2014 stock option grants, the same fair value was used to value all options because 83% of the options were granted in the first half of the year (304,000 or 69% on January 22, 2014 and 62,500 or14% on June 17, 2014).

5.                                      Also, please revise your disclosure beginning on page 87 to be consistent with the description of how you valued your common stock in your response.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure beginning on page 87 of the Registration Statement to be consistent with the description of how the Company valued its common stock that was contained in its response letter to the Staff dated December 31, 2015.

Impact on Clinical Outcomes and Healthcare Costs with Use of our Flexitouch System, page 99

6.                                      We note your response to prior comment 8. However, it is unclear what treatment each patient received during that 12 month period before receiving your device, e.g., no treatment, treatment using a particular device for the entire 12 months, or some form of treatment between the two. Please revise to include that information or advise.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Registration Statement to indicate that patients were excluded from the study if they had a claim for a pneumatic compression device during the prior 12 month period.  Because the study excluded patients based on claims, the

Company is not able to determine whether, or the extent to which, patients used any device, but did not submit a claim for one, during the 12 month period before receiving the Flexitouch System.

Third-Party Reimbursement, page 117

7.                                      Please revise this section to reflect your response to prior comment 4.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 118 of the Registration Statement to disclose that it believes that future expenses related to its efforts to overturn the Local Coverage Determination will not be material, and that it will use cash on hand to fund such expenses.

8.                                      It appears that you have not disclosed the specific time frame for the required trial of conservative therapy for all patients under the new Local Coverage Determination as your response to prior comment 10 suggests. Please revise.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 118 of the Registration Statement to disclose that the specific time frame for the required trial of conservative therapy for patients under the new Local Coverage Determination is four consecutive weeks of conservative therapy with no significant symptom improvement in symptoms during any of those four weeks.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures

cc:

Tactile Systems Technology, Inc.

Gerald R. Mattys, Chief Executive Officer

Robert J. Folkes, Chief Operating Officer and Chief Financial Officer

Faegre Baker Daniels LLP

Christine G. Long

Dorsey & Whitney LLP

Jonathan B. Abram

Peter B. Skrief

Grant Thornton LLP

Greg Steiner